

Amnion Life

Financial Statements

For the years-ended

December 31, 2016 & 2017

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Owners of
Amnion Life, LLC
2618 San Miguel #149
Newport Beach, CA, 92660

We have reviewed the accompanying balance sheets of Amnion Life, LLC as of December 31, 2017 and 2016, and the related statements of operations, shareholders' equity, and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's (owners') financial data and making inquiries of company management (owners). A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management (owners) is (are) responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Accountant's Responsibility
Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Front Range CPA
Englewood, Colorado 80112

Heather Kearns

November 2, 2018

Amnion Life, LLC
Balance Sheet
As of December 31, 2016 and 2017

	2016	2017
ASSETS		
Current Assets		
Cash & Cash Equivalents	$ 175,293	$ 152,821
Prepaid Expenses		9,794
Total Current Assets	175,293	162,615
Fixed Assets, net	-	498
Other Assets		
Investment in Amnion Life Pozega LLC	-	250
Security Deposits	-	2,000
Total Other Assets	-	2,250
TOTAL ASSETS	$ 175,293	$ 165,362
LIABILITIES AND EQUITY		
Liabilities		
Accounts and Other Current Liabilities	$ 3,036	$ 32,421
Loan from Owner	-	90,000
Total Other Current Liabilities	3,036	122,421
Convertible-to-Equity Debt	200,000	400,000
Total Liabilities	203,036	522,421
Equity		
Owners' Equity	41,806	(41,798)
Retained Earnings	(16,382)	(69,549)
Net Income	(53,167)	(329,308)
Total Equity	(27,743)	(357,059)
TOTAL LIABILITIES AND EQUITY	$ 175,293	$ 165,362

Amnion Life, LLC
Statement of Operations
For the years ended December 31, 2016 and 2017

	2016	2017
Gross Profit	$ -	$ -
Expenses		
Research & Development	45,939	225,461
Travel & Entertainment	-	2,659
Administrative Expenses	1,200	14,557
Outside & Professional Services	5,362	79,544
Interest Expense	666	5,682
Taxes & Licenses	-	1,406
Total Expenses	53,167	329,308
Net Operating Loss	(53,167)	(329,308)
Net Loss	$ (53,167)	$ (329,308)

Amnion Life, LLC
Statement of Shareholders Equity
For the years ended December 31, 2016 and 2017

	Owners' Equity	Retained Earnings	Total Equity
As of December 31, 2015	$ 16,382	$ (16,382)	$ -
Owner Contribution	25,424		25,424
Net Income (Loss)		(53,167)	(53,167)
As of December 31, 2016	$ 41,806	$ (69,549)	$ (27,743)
Owner distribution	(8)		(8)
Net Income (Loss)		(329,308)	(329,308)
As of December 31, 2017	$ 41,798	$ (398,857)	$ (357,059)

The accompanying notes are an integral part of these financial statements. Please see the independent accountant's review report

6

Amnion Life, LLC
Statement of Cash Flows
For the years ended December 31, 2017 and 2016

		2016		2017
OPERATING ACTIVITIES				
Net Income	$	(53,167)	$	(329,308)
Depreciation		-		54
Adjustments to reconcile Net Income to Net Cash provided by operations:				
Prepaid Expenses		-		(9,794)
Payables		3,036		29,386
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		3,036		19,646
Net cash used by operating activities		(50,131)		(309,663)
INVESTING ACTIVITIES				
Acquisition of Fixed Assets		-		(551)
Investment in Amnion Life Pozega LLC		-		(250)
Security Deposits		-		(2,000)
Net cash used by investing activities		-		(2,801)
FINANCING ACTIVITIES				
Convertible-to-Equity Debt		200,000		200,000
Loan from Owner		-		90,000
Owner Contributions		25,424		-
Owner Distributions		-		(8)
Net cash provided by financing activities		225,424		289,992
Net cash increase (decrease) for period		175,293		(22,472)
Cash and cash equivalents at beginning of year		-		175,293
Cash and cash equivalents at end of year	$	**175,293**	$	**152,821**

Amnion Life, LLC
Notes to Financial Statements

1. PRINCIPAL BUSINESS ACTIVITES:

Organization and Business - Amnion Life, LLC (the "Company") was organized as a Limited Liability Company on April 27, 2016 in the State of Delaware. The Company's principle business activity is the development of medical devices. The Company was formed to develop the AmnioBed, an amniotic neonatal incubator system that incorporates unparalleled disruptive technology to promote ongoing development immediately following birth.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation - These financial statements and related notes are presented in accordance with the accounting principles generally accepted in the United States ("U.S. GAAP") and are expressed in U.S. dollars.

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions by management that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are continuously evaluated and are based on management's experience and knowledge of the relevant facts and circumstances. While management believes the estimates to be reasonable, actual results could differ materially from those estimates and could impact future results of operations and cash flows.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity at the date of purchase of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2017 and 2016. At times, the Company may have cash balances in excess of the Federal Deposit Insurance Corporation ("FDIC") insured limits of up to $250,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk. As of December 31, 2017, none of the Company's accounts exceeded the FDIC insured limits.

Property and Equipment - Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Research and Development - Research and development costs are charged to operations when incurred and are included in operating expenses. The amounts charged in 2016 and 2017 were $45,939 and $225,461, respectively.

2. PROPERTY AND EQUIPMENT:

A summary of the cost of property and equipment, by component, and the related accumulated depreciation is as follows:

	2016		2017
Fixed Assets, cost	$ -	$	551
Fixed Assets, accumulated depreciation	-		(54)
Fixed Assets, net	$ -	$	498

3. CONVERTIBLE-TO-EQUITY DEBT:

The company has undertaken two rounds of convertible-to-equity debt agreements.

The notes were issued in two phases, the first phase occurred on 9/12/16 having a total anticipated funds of $250,000 with a valuation cap of $2.5MM, or $2.13 per share. The second phase was set at $761,000 with a valuation cap of $5.0MM, or $4.46 per share and commenced on 12/11/2017. The notes held a 2.0% per annum interest rate. Accrued interest in the amount of $666 and $5,099 as of December 31, 2016 and 2017, respectively, were included in Accounts payable and other current liabilities on the balance sheet.

Please refer to subsequent event in section 6.

4. COMMITMENTS AND CONTINGENCIES:

Commitments – Lease agreement for facility in Pozega, Serbia is €200 per month on a month to month basis commitment.

5. RELATED PARTY TRANSACTIONS:

Related Party Transactions – During the period, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company:

	2016		2017
Officers and directors	$ -	$	90,000
Other related parties	-		-
Total	$ -	$	90,000

The amount owing to officers and directors relates to a shareholder loan which is due on demand, unsecured and non-interest bearing. No guarantees have been given.

6. SUBSEQUENT EVENTS:

In May 2018, the Company fully paid off the shareholder loan of $90,000 and no further shareholder loans existed as of the issuance of these financials. Please see Related Party section 5 above regarding this item.

Through June 2018, the Company continued to raise the funds on the second convertible-to-equity debt phase and was able to fully complete raising funds of $611,000. On August 15, 2018 the notes with principal in the amount of $1,011,000 and all accrued interest in the amount of $13,513 were fully converted to Class B shares, representing 292,812 shares, or 22.65% of the overall shares outstanding.